Law Offices of Craig V. Butler

300 Spectrum Center Drive, Suite 300

Irvine, California 92618

Telephone No.

(949) 484-5667 • Facsimile No. (949) 209-2545

www.craigbutlerlaw.com

cbutler@craigbutlerlaw.com

October 4, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 4 to Registration Statement on Form S-1 Submitted August 30, 2019 File No. 333-225254

Dear Messrs Youngwood and Foland:

We herein provide the following responses to your comment letter dated September 24, 2019, regarding the above-mentioned Amendment No. 4 to Registration Statement on Form S-1 (the “Original Filing”) for Gofba, Inc. (“Gofba” or the “Company”). I have summarized your comments in bold followed by the Company’s response. The Company is not filing an amended Form S-1/A in connection with this comment response to address this comment but will do so if necessary once the final comments are resolved.

Form S-1/A filed 8/30/19

Use of Proceeds, page 19

1.	Revise your disclosures to discuss your plan to use the proceeds from this offering to refund common stock subscriptions, including to those 45 individuals and entities that you have not heard from regarding their investments in Gofba.

The Company has added information to the Amended Filing that is responsive to this Comment.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Craig V. Butler
Craig V. Butler, Esq.

Law Offices of Craig V. Butler

Morgan Youngwood and Michael Foland

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

October 4, 2019

[Gofba, Inc. Letterhead]

October 4, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Morgan Youngwood and Michael Foland

Re:	Gofba, Inc.
Amendment No. 4 to Registration Statement on Form S-1 Submitted August 30, 2019 File No. 333-225254

Dear Messrs Youngwood and Foland:

Gofba, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on December 13, 2018:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions. Thank you for your time and attention to this matter.

Sincerely,

By:	/s/ Anna Chin
Anna Chin
President